OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Crooru Corporation

59 fieldhouse
Ladera Ranch, CA 92694

crooru.com



2000 shares of Class **A** Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 21,400* shares of Class A Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of Class A Common Stock ($10,000)

Company	Crooru Corporation
Corporate Address	59 Fieldhouse, Ladera Ranch, CA 92694
Description of Business	Crooru is a staffing and recruiting mobile app marketplace, bringing together employers and caregivers in a HIPAA-compliant platform for healthcare enterprises.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100 + — If you invest $100, you will receive investor updates.

$500 + — If you invest $500, you will receive a T-Shirt.

$1,000 + — If you invest $1,000, you will receive Crooru Hat and T-Shirt.

$5,000 + — If you invest $5,000, you will receive all of the above plus a "Care Ambassador" plaque.

$10,000 + — If you invest $10,000, you will receive all of the above and an invitation to meet the Crooru Founding Team in Orange County, CA. (Does not include accommodation/airfare).

$25,000 +— If you invest $25,000, you will receive all of the above plus a "Care Partner" plaque.

$50,000+ — If you invest $50,000, you will receive all of the above, plus a *VIP*

invitation to Dine with the Founding Team in Orange   County, CA. (Does not include accommodation/airfare).

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Crooru Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Class A Common Stock at $5 / share, you will receive 2 Class A Common Stock bonus shares, meaning you'll own 22 shares for $100.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Crooru Corporation "Crooru" has been developing a mobile software platform it is calling Crooru. Crooru is expecting to release a thoughtfully developed application in the end of Q4 of 2018. The Crooru application will allow Caregiving organizations unique abilities to recruit local talent and hire them while bypassing slow and antiquated HR software solutions. We help healthcare companies find, recruit, schedule and communicate with their staff in a HIPPA-compliant way, all within the app.

Crooru currently has a prototype which was used to demonstrate its solution to three of the top ten national companies in home care and has received positive feedback.

The prototype is the wireframe version of the app that shows the functionality we intend to have in the app.

We recently have engaged US-based developers and engineers to complete the backend of the product and beta-version of the app in Android and iOs, with an anticipated launch date in the Fall of 2018 with a targeted group of home care companies and caregivers in Orange County, CA,

Sales, Supply Chain, & Customer Base

Crooru's customer base will include over 400,000 potential Healthcare companies and millions of caregivers and nurses who will use the marketplace to find each other. Our market and scalability is vast with healthcare as being the fastest growing occupation and industry for the next 10 years. In fact, due to the 10,000 baby boomers turning 65 every single day, there is no better time to be in healthcare staffing. We currently have several LOI's (letters of interest) from partner organizations that will be participating in the BETA launch of the app in the Fall of 2018. We anticipate 500 caregivers in the platform interacting with approximately seven partner home care companies during beta testing phase.

Competition

We do not have a competitor focused exclusively in home care. We are the first-to market app for the home care recruiting space. There are multiple on-demand app and marketplaces targeting other industries which include Wonolo and ShiftPixy. Both these companies are in restaurant and hospitality in the temporary staffing space. Our competition includes other job boards like indeed.com, care.com, craigslist.org, and mycna.com.

Liabilities and Litigation

We do not have any litigation or liabilities.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The team

Officers and directors

Francesca Encarnacion	CMO/Co-Founder
Wilson Encarnacion	CEO/Founder
Lane Campbell	CTO

Francesca Encarnacion

Francesca is a seasoned market strategist with 10+ years of sales and business development experience in the health, corporate, and non-profit sectors. For the past three years she has dedicated her career in healthcare staffing and marketing for the senior care industry, improving caregiver and nurse recruitment efforts, retention, and communication through technology. From 2015 to 2018 Francesca was the Director of Marketing for Parentis Health Senior Care, a home care, home health, hospice company servicing clients and patients in Orange County, CA. Francesca successfully built the foundation for the home care division and established best practices in technology, hiring & recruiting, compliance, training and marketing. She spearheaded the communication, branding and digital marketing strategy, events, and community outreach. In April 2018, Francesca started working full-time at Crooru, and has been in charge of implementing the strategy and branding for Crooru's marketing.

Wilson Encarnacion
Wilson is the visionary leader behind Crooru. He has over 30 years as a serial entrepreneur in various industries, specializing in strategic marketing, business development, corporate partnerships in the areas of financial services, hospitality, banking and real estate. He has dedicated the past 3 years in the senior care industry and has developed priceless relationships in the Health Care Industry. From 2015 to 2017 Wilson was the Chief Business Development Officer for Parentis Health Senior Care, a continuity of care provider in Orange Count, CA. He was responsible for recruiting, hiring, and retaining caregivers, while growing the client/patient count in a very competitive marketplace, and responsible for 100% increase in revenue from year one. Wilson also initiated the creation and execution of Parentis Health Foundation (501c3) by forging a partnership with the largest 55 and up membership group, AARP. In the Summer of 2017, he started to work on Crooru as the CEO/Founder and began his partner development with top national franchises.

Lane Campbell
Lane Campbell has over 15 years experience as a CTO and CIO. He is a lifelong entrepreneur with five exits under his belt. He is also the Founding member of Forbes Tech Council, an ICO Blockchain Advisor and was featured in Entrepreneur, Inc, Huffington Post and Forbes. Lane sold his first company at 16. Since 2015 Lane has helped over 1,000 CEO's with their businesses and joined the Lean Startup Co. as an Advisor. He was also a Mentor at the Founders Institute. From 2017, Lane held the position of CTO at Humble Advisors, a registered investment advisory. He joined as CTO of Crooru in October 2017 on a part-time basis (approx. 40 hours/month), and since then has been responsible for the overall strategy and direction of the technology development process.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Estimated Business Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Valuation Speculation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Transfer Rights** Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the security that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the security back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Long Term Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Mass-Production Operational Product** It is possible that there may never be an operational Crooru platform or that the product may never be used to engage in transactions. It is possible that the failure to release the platform product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

- **Possible Liability** The Company is involved in the healthcare of others. Despite the fact that the Company makes patrons sign a waiver, the Company may still

be involved in lawsuits due to the nature of the product. These potential lawsuits can harm the business projections of the Company and therefore may harm your investment in the company.

- **Market Competition** We will compete with larger, established companies who could have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Wilson Encarnacion, 88.0% ownership, Class B Common Stock

Classes of securities

- Class A Common Stock: 0

Voting Rights

The company is authorized to issue Two Million 2,000,000 shares of Class A Common Stock, par value $.0001 per share.

The holders of shares of the Company's Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class B Common Stock: 910,000

Voting Rights

The company is authorized to issue One Million (1,000,000) shares of Class B Common Stock, par value $.0001 per share.

The holders of shares of the Company's Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Voting Rights

The company is authorized to issue One Hundred Thousand (100,000) shares of Preferred Common Stock, par value $.0001 per share.

Rights and Preferences

The Preferred Stock authorized by the Articles of Incorporation may be issued form time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights that may be granted to the Preferred Stock or any series thereof in Certificates of Determination or the corporation's Articles of Incorporation ("Protective Provisions"), but not withstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolutions originally fixing the number of shares of such series.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with one person, specifically the founder. As a result,

these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Class A Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our product, which we do not anticipate occurring until 12/31/2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 3 months while simultaneously generating revenue beginning 1st quarter of 2019. We believe that this is possible due to our current negotiations with affiliates that will help expand the reach of our product at a quicker pace.

Financial Milestones

Crooru is a brand new company with no revenue produced since its inception. As far as projections, within the next 12 months after the app is built (with an anticipation date of January 2019), our goal is to enroll 1,000 companies to subscribe to our platform, and users of 10,000 caregivers in the platform.

We will also be offering our technology to be private-labeled with specific organizations that is interested in integrating our platform into their own software. Lastly, we will be generating revenue through licensing our technology to home care and home health operating systems in the industry.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Though the company currently has few day-to-day operational fees, the raising of capital will assist it to not only exist but continue to grow and thrive at a much greater pace.

Indebtedness

The company currently has no outstanding debts.

Recent offerings of securities

None

Valuation

$4,550,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price

of the notes merely reflects the opinion of the board as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities. We believe we have the potential to be the equivalent to UBER, DoorDash and AirBnB , but in the Healthcare industry.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,700
Net Proceeds	$9,000	$96,300
Use of Net Proceeds:		
Product Development	$8,000	$20,000
Marketing	$1,000	$19,320
Employee Salaries	0	$45,000
Working Capital	0	$10,480
Miscellaneous	0	$1,500
Total Use of Net Proceeds	$9,000	$96,300

We are seeking to raise a minimum of $10,000 (target amount) and up to $107,000 (over allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $107,000, we believe the amount will last us 18 months. We plan to use the net proceeds of approximately $96,300 over the course of that time as follows: We are contemplating on doing an additional raise of up-to 1 million in the near future.

We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 10% on all funds raised. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to develop and market the Crooru app and associated

infrastructure in preparation for a launch in California. Specifically, we intend to invest in digital and social media marketing, developing the app based on the beta launch feedback, and launch the Full Product in our targeted areas. More specifically, the Marketing funds will be used for strategies including, but not limited to social media marketing, community outreach, events, print advertising, and facebook advertisements. The employee salaries budgeting is for our app developers, software engineers, sales personnel and officers. The miscellaneous and working capital sections consist of reserve funds for miscellaneous costs and expenses that are expected result from standard operations.

The identified use of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at crooru.com in the Investors tab labeled annual report, etc. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Crooru Corporation

[See attached]

I, Wilson Encarnacion , the CEO of Crooru, Inc, hereby certify that the financial statements of Crooru, Inc and notes thereto for the periods ending January 2017 and May 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $____--_____; taxable income of $_____--_____ and total tax of $___--_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the June 4, 2018.



_____CEO_____ (Signature)

_____June 4, 2018_____ (Date)

CROORU, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017

Crooru, Inc
Index to Financial Statements
(unaudited)

CROORU, INC
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets

Current Assets:

Cash	$ 5,000
Total Current Assets	5,000

Non-Current Assets

Property, Plant & Equipment	-
Intangible Assets	-
Total Non-Current Assets	-
Total Assets	$ 5,000

Liabilities and Equity

Current Liabilities

Trade and other borrowings	-
Short-term borrowings	-
Total Current Liabilities	$ -

Non-Current Liabilities

	-
Long-term borrowings	-
Total Non-Current Liabilities	-
Total Liabilities	$ -

Stockholders' Equity

Common Stock Issued and Outstanding	-
Retained Earnings	(90,500)
Contributions	95,500
Total Stockholders' Equity	5,000
Total Liabilities and Stockholders' Equity	$ 5,000

CROORU, INC
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Research & Development		48,000
Legal & Incorporation		7,500
Marketing & Consulting		15,000
Wages		20,000
Total Operating Expenses		90,500
Income(Loss) from Operations		(90,500)
Net Income/(Loss)	$	(90,500)

CROORU, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR DECEMBER 31, 2017
(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
January 12, 2017	-	$ -	$ -	$ -
Contributions	-	95,500	-	95,500
Net Income/(Loss)	-	-	(90,500)	(90,500)
December 31, 2017	-	$ 95,500	$ (90,500)	$ 5,000

CROORU, INC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	90,500)
Net Cash Used in Operating Activities	$	(90,500)
Cash Flows From Financing Activities		
Capital Contributions	$	95,500
Net Cash Received From Financing Activities	$	95,500
Increase in Cash and Cash Equivalents	$	5,000
Cash and cash equivalents, beginning of period	$	-
Cash and cash equivalents, end of period	$	5,000
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	-

NOTE 1 – NATURE OF OPERATIONS

Crooru, Inc. was formed on 1/12/2017 ("Inception") in the State of CA. The financial statements of Crooru, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ladera Ranch, CA.

Crooru will be bringing the on-demand, location based technology that disrupted the ride sharing (UBER), food delivery (DoorDash) and hotel industry (AirBnB) to the largest, fastest growing sector of them all - Healthcare. With over 400,000 providers in the long-term care sector and millions of healthcare workers, Crooru is poised to disrupt the marketplace with our caregiver-facing, HIPPA-compliant mobile app marketplace. We bridge the gap between caregivers and employers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Healthcare Program payments when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has no outstanding debts.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 3,000,000 shares of our Class A and Class B common stock with par value of $0.0001. As of May 23, 2018 the company has currently issued 910,000 shares of our Class B common stock.

Preferred Stock

We have authorized the issuance of 100,000 shares of our preferred stock with par value of $0.0001. As of May 23, 2018 the company has currently issued 0 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through May 23, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine
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Crooru is pending **StartEngine Approval.**

RECRUIT• RETENTION •REVENUE • REWARD
PLAY VIDEO
crooru



0
Investors

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Raised of $10K - $107K goal



Crooru
On-Demand Healthcare Staffing
Small OPO · Ladera Ranch, CA · Health Tech · Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

crooru
EASY JOB PLACEMENT . CONTINUOUS WORK . JOB SATISFACTION

FIND CAREGIVER
CAREGIVER PROFILE
SEARCH

CAREGIVING INNOVATION PRESENTS A $279 BILLION INDUSTRY
Home Health
Care News

Healthcare Workers At Your Fingertips!

Join the future of healthcare, today.

Crooru will be bringing the on-demand, location-based technology, just like ride sharing (UBER), food delivery (DoorDash) and hotel industry (AirBnB), to one of largest, fastest growing sectors of them all - Healthcare. With over 400,000 providers in the long-term care sector and millions of healthcare workers, Crooru is poised to disrupt the marketplace with our caregiver-facing, HIPPA-compliant mobile app marketplace. We will create an app that will bridge the gap between caregivers and employers.

OUR MISSION IS SIMPLE: *TO CONNECT CAREGIVERS AND NURSES TO EMPLOYERS AND EMPOWER THEM TO LIVE AN ENRICHING LIFE.*

WHY INVEST?
We have a major crisis in healthcare. With ***10,000 seniors who turn 65 daily***, the available caregivers tending to the baby boomer population is decreasing. This shortage happens with nurses, caregivers, and all other healthcare workers.

We are have received LOI's and verbal commitments from small to major Home Care companies and franchises with a combined location of close to 2,000 offices in the United States. We have received positive feedback on our prototype and the companies we spoke to are eager for our app to launch.

We believe Crooru is the solution to **overhaul the antiquated methods in staffing** by expeditiously bringing Employers and Caregivers together, through technology. We believe that we are the first on-demand platform dedicated to staffing the Caregiver workforce in the Post-Acute and Long-Term Care market.

We believe your investment will shape the way our parents and grandparents will be cared for in healthcare. Imagine being able to make a difference and co-own what we believe to be the next big thing in Healthcare.

WHY NOW?
In-Demand Workforce, On-Demand Scheduling

1) **Shortage of caregivers and nurses**, high demand expected over the coming years, adding efficiencies that reduce turnover and retain caregivers is a top priority for home health care providers.

2) **Increasing adoption of mobile technology** and the rise of the on-demand economy, we are seeing a paradigm shift where people are "trusting" an app to connect with people to find workers.

**This platform is not yet in existence*

"This market is ripe for disruption."

-Jody Holtzman, senior vice president of enterprise strategy and innovation with AARP.



Development Stage

The product is currently in pre functional-prototype stage. Crooru currently has a non-functional demo prototype which has been used to demonstrate it's product to several potential customers. The demo version has received significant positive feedback. The demo prototype is a wireframe version of the app that shows the functionality we intend to have upon completion of development.

We have recently engaged US-based developers and engineers to complete the backend of the product and beta-version of the app in Android and iOs, with an anticipated launch date in the Fall of 2018 with a targeted group of home care companies and caregivers in Orange County, CA.

The Offering

Investment

$5/share of Common Stock | When you invest you are betting the company's future value will exceed $5M.

Perks

- $100 + — If you invest $100, you will receive investor updates.
- $500 + — If you invest $500, you will receive a T-Shirt.
- $1,000 + — If you invest $1,000, you will receive Crooru Hat and T-Shirt.
- $5,000 + — If you invest $5,000, you will receive all of the above plus a "**Care Ambassador**" plaque.
- $10,000 + — If you invest $10,000, you will receive all of the above and an invitation to meet the Crooru Founding Team in OrangeCounty, CA. (Does not include accommodation/airfare).
- $25,000 + — If you invest $25,000, you will receive all of the above plus a "**Care Partner**" plaque.
- $50,000+ — If you invest $50,000, you will receive all of the above, plus a ***VIP invitation*** to Dine with the Founding Team in OrangeCounty, CA. (Does not include accommodation/airfare).

**All perks occur after the offering is completed.*



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

**For details on the bonus, please see the Offering Summary below.*

Empowering those who deliver care.

What You Have Accomplished So Far

Making strides to secure major stakeholder interest from both sides of the marketplace.



AARP
JANUARY 2016
CAREGIVING
INNOVATION
FRONTIERS
CALL FOR ACTION:
WE NEED TECHNOLOGY MORE THAN EVER TO BRIDGE THE GAP.

"Finally, a refreshingly new app, focused on the caregiving economy"

- ***Secured LOI's*** (Letters of Interest) from major franchise and independent home care agencies to participate in our beta program. Our team is ready to go!
- We have a pool of over ***500 caregivers ready to sign up*** for our app. Our team has done hundreds of interviews and focus group with caregivers in one year.
- We are currently in discussion with top home care franchises totaling ***2,000 U.S. based locations that are interested in our platform once it goes live.***
- Our CEO is in discussion with collaborative partnerships within the Aging community & senior organizations including the largest 55+ membership group with over ***38 million members.***

Where did the name Crooru come from? Crooru is a play on words that means **Crew + Guru.**

Welcome to Crooru: See How It Works!

Watch how this simple app can get your shifts filled - FAST.

FOR
EMPLOYERS

Watch how easily you can find the work you want in minutes.





FOR
CAREGIVERS

**Functionalities described in video are still under development, app is currently still in pre functional-prototype state.*

Putting Power in the hands of the Caregiver









FIND SHIFTS
SCHEDULING
HR VAULT
PAYVAULT

Find shift and get matched with shifts that match your location and availability.	Use our platform as your universal scheduling platform to manage all your shifts from different agencies.	Keep all compliance paperwork and easily send them to your employers.	Get paid today! Fast and easy. No need to wait for your weekly or bi-weekly checks. Money when you need it.

Once created, Crooru will be an on-demand healthcare staffing app that allows Employers and Caregivers in the senior care industry to instantly match both their needs. This platform will connect healthcare staff which include caregivers, nursing aides, and home health aides (job seekers) to employers (home care agencies, nursing homes, assisted living facilities, and hospitals). We believe that this breakthrough app will solve the number one problem with caregiver shortage.



FIND CAREGIVER
CAREGIVER PROFILE
SEARCH

MESSAGES
FIND SHIFT
JOB SEEKER'S MENU
SCHEDULE
AVAILABILITY
crooru
PAY VAULT
HR VAULT

**This app is only in prototype state.*

WHAT MAKES OUR APP UNIQUE?

Our value proposition:

- First-to-market marketplace to find and manage caregiver scheduling with Home Care Companies.
- On-demand caregivers in a unified platform
- Match caregivers with available shifts through our proprietary matching algorithm.
- Reduced recruiting time, "bench time", and time to hire.
- Improve employee engagement through gamification and rewards
- Maximize employee earnings
- HR Vault (TM) we provide a HIPPA-compliant way for caregivers to store their credentials and onboarding paperworks to securely send updated documents to Employers.

Employers:

- Instantly match caregivers with availability and scheduling
- Dramatically save time in searching for candidates by accessing their availability in real-time.
- Email and SMS blast potential candidates
- Access to hundreds of candidates with required and proper documents, vetted, and on boarded.

Job Seekers

- On Demand Jobs
- Daily Job Opportunities
- Receive matching shifts and work
- Expedited onboarding process
- Proprietary HR VAULT and PAY VAULT

"Crooru is a win-win, by bringing mobile technology to an underserved, unappreciated market, which helps companies operate more efficiently and healthcare workers gain better predictability and flexibility." *Randy Platt, Healthcare Leader, CEO, CarePartners.*

HOME HEALTH CARE MAKRET

The market size of the long-term care/home health industry is massive. There are over **400,000 healthcare facilities** which include, hospitals, home care agencies, home health agencies, hospice, nursing homes, and assisted living facilities in the United States **where caregivers are needed.**
One of the **fastest-growing fields is direct care: There are at least 3.6 million direct care workers in the US,** not including an estimated 800,000 unreported workers, according to researchers. The Bureau of Labor Statistics projects an increase of more than 1 million new direct care workers — personal care workers, home health aides, and nursing assistants — between 2014 and 2024.

GROWTH IN THE HOME CARE INDUSTRY

Many people are aware that the **home care industry is booming**. But one area to look that helps to support this notion is the number of jobs that are being created in the home care field. When you look at the number of jobs that exist today, and how many are expected to be created, it is clear that there is a lot of growth taking place within the industry.
According to the Bureau of Labor Statistics, approximately **1.3 million additional jobs within the homecare field will be added through 2020**. In fact, they report that those working in home health positions will see a **69 percent growth through 2020**, while those in personal care aide positions will see a **70 percent growth.** Compared to the 14 percent growth rate that all jobs on average are expected to have, the home care industry is expected to have a substantial increase in the coming years.
In 2014, about 67,000 paid, regulated long-term care services providers served about nine million people in the United States. Long-term care services were provided by 4,800 adult day services centers, 12,400 home health agencies 4,000 hospices, 15,600 nursing homes, and 30,200 assisted living and similar residential care communities.



Health care jobs projected to increase, while production to decline
Projected change in jobs from 2014 to 2024
15M jobs
12M
9M
6M
3M
0
Projected increase by 2024
Projected decline by 2024
Health care jobs in 2014
Production jobs in 2014
SOURCE: Bureau of Labor Statistics
CREDIT: Soo Oh
Vox

Our unique story: The Ah-Ha Moment

the ah-ha moment



Wilson and Francesca after working for a Home Care Company realized the inefficiencies in the industry and wanted to change how staffing is done in Home Care.

"We were faced with staffing multiple caregivers with open shifts. We were currently using another software at that time that could show us which caregivers were working with clients. ***But what we did not know was when caregivers were available to us. That's when the lightbulb clicked.*** *So that's how Crooru started and now we are on a mission to bring this to every caregiver and nurse out there."*
- Wilson Encarnacion, CEO, Crooru

"I am looking forward to a world where caregivers and nurses can open an app and ***instantly find the shifts that work for them, whenever and wherever they want and for companies to quickly and easily find the staff*** *they need. I saw first-hand how demanding caregiving is but no one was creating apps to build that bridge to reduce the scheduling burden between caregivers and agencies. Wilson and I founded Crooru, so we can empower*



*caregivers and nurses with technology to enrich their lives. Because **happy care staff equals happy clients**."*

-Francesca Encarnacion, CMO/Co-Founder

We founded Crooru out of the need to solve the caregiver staffing inefficiency. Since there was no available systems, we designed it ourselves.

Invest in Crooru Today!

We believe our product is essential to the livelihood of over 400,000 business that rely on caregivers and nurses on a daily basis to care for patients. By bringing together the millions of in-demand healthcare workers and bringing about the first caregiver-facing, HIPPA compliant marketplace to recruit, hire, reward, and retain.

We have a team of highly skilled developers, marketers, business development veterans, who has made tremendous strides in making sure we release the best product and have eager businesses ready to use it.

Invest in the future of modern staffing today.

Staff On-Demand



This app is currently in development. Prototype shown above.



Ah-ha Moment: Prototyping

Wilson wanted to change the recruiting space in healthcare and since he could not find an available solution. He and his team made their own.

July 2017

August 2017



Completed Android version for the working prototype.

We completed a working prototype in Android to be used for Demo and Research.



Secured LOI's from top home care agencies

We have several companies that will be part of our BETA, when we launch the app in Orange County, CA, Los Angeles, and San Diego.

December 2017

June 2018 (Present)



CROORU Launches on StartEngine!

Crooru seeks $1M from investors to launch app.



BETA-Launch in Orange County, California (ANTICIPATED)

We will be launching the Beta version in Android and iOs version in Orange County, CA.

September 2018

December 2018



CROORU LAUNCHES in the App Store (ANTICIPATED)

Version 1 Launches.

In the Press

SHOW MORE

Meet Our Team







Wilson Encarnacion
CEO/Founder

Wilson is the visionary leader behind Crooru. He has over 30 years as a serial entrepreneur in various industries, specializing in strategic marketing, business development, corporate partnerships in the areas of financial services, hospitality, banking and real estate. He has dedicated the past 3 years in the senior care industry and has developed priceless relationships in the Health Care Industry. From 2015 to 2017 Wilson was the Chief Business Development Officer for Parentis Health Senior Care, a continuity of care provider in Orange Count, CA. He was responsible for recruiting, hiring, and retaining caregivers, while growing the client/patient count in a very competitive marketplace, and responsible for 100% increase in revenue from year one. Wilson also initiated the creation and execution of Parentis Health Foundation (501c3) by forging a partnership with the largest 55 and up membership group, AARP. In the Summer of 2017, he started to work on Crooru as the CEO/Founder and began his partner development with top national franchises.





Francesca Encarnacion
CMO/Co-Founder

Francesca is a seasoned market strategist with 10+ years of sales and business development experience in the health, corporate, and non-profit sectors. For the past three years she has dedicated her career in healthcare staffing and marketing for the senior care industry, improving caregiver and nurse recruitment efforts, retention, and communication through technology. From 2015 to 2018 Francesca was the Director of Marketing for Parentis Health Senior Care, a home care, home health, hospice company servicing clients and patients in Orange County, CA. Francesca successfully built the foundation for the home care division and established best practices in technology, hiring & recruiting, compliance, training and marketing. She spearheaded the communication, branding and digital marketing strategy, events, and community outreach. In April 2018, Francesca started working full-time at Crooru, and has been in charge of implementing the strategy and branding for Crooru's marketing.





Lane Campbell
CTO

Lane Campbell has over 15 years experience as a CTO and CIO. He is a lifelong entrepreneur with five exits under his belt. He is also the Founding member of Forbes Tech Council, an ICO Blockchain Advisor and was featured in Entrepreneur, Inc, Huffington Post and Forbes. Lane sold his first company at 16. Since 2015 Lane has helped over 1,000 CEO's with their businesses and joined the Lean Startup Co. as an Advisor. He was also a Mentor at the Founders Institute. From 2017, Lane held the position of CTO at Humble Advisors, a registered investment advisory. He joined as CTO of Crooru in October 2017 on a part-time basis (approx. 40 hours/month), and since then has been responsible for the overall strategy and direction of the technology development process.





Jonathan Griffith
Sr.Software Developer

With over 15 years of experience developing a broad scope of technical projects including websites and applications, Jonathan is a passionate self-taught entrepreneur. A diverse background in leadership positions across many industries provides a unique experience with to create high performance solutions to every day problems. From Workforce Coordinator for hundreds of employees, to Technical Support Supervisor, to Salesforce and web developer for global technology companies, he is driven to create the best possible products for his customers and analyze the solution from every point of view.





Josh Millar
Sr.Software Engineer

iOS apps developer, with both public and private frameworks / APIs Josh has a wide range of knowledge including Information Technology, Network Design, Security and Administration, Network Administration and Technical Support. CERTIFIED: CompTIA A+, Network+, Security+,Linux+,LPIC-1, SUSE CLA, Server 2008 Active Directory, Server 2008 Infrastructure, Server 2008 Admin, MCITP, Green IT. Life long pursuing of technology of excellence always building with security first.





Randy Platt
Advisor

Randy is an innovative and experienced executive leader of comprehensive, multi-site, national healthcare institutions with revenues ranging from $25 million to $300 million. He is a strategic leader focused on driving proven and supported financial results by building goal oriented, multidisciplinary management teams. Randy was heavily recruited to the role of Executive Vice President and Chief Operating Officer of U.S. HealthWorks Incorporated. As COO, he developed and orchestrated the strategic growth and initial turnaround plan for the company, with revenues of $150 million dollars. In 2001, Randy participated in a $45 million dollar equity funding and recapitalization of the company which was used to lead the acquisition of the country's second largest occupational health provider. He has served CEO, COO and Senior Vice President roles at Silverado Senior Living, Home Care and Hospice, National Healing Corp (now: Diversified Clinical Services) and SeniorServ. He is respected by staff and physicians alike.





Aaron Seabaugh
Advisor

Passionate, innovative and experienced leader with a history of roles including CTO, VP of Technology Client Solutions, Executive Director of System Integration and Director of Software Development for global technology organizations; having supported thousands of employees, hundreds of clients while partnering with industry leading technology brands to drive business outcome.



Offering Summary

Maximum 21,400* shares of Class A Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of Class A Common Stock ($10,000)

Company	Crooru Corporation
Corporate Address	59 Fieldhouse, Ladera Ranch, CA 92694
Description of Business	Crooru is a staffing and recruiting mobile app marketplace, bringing together employers and caregivers in a HIPAA-compliant platform for healthcare enterprises.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$5.00
Minimum Investment Amount (per investor)	$100.00

Perks

$100 + — If you invest $100, you will receive investor updates.

$500 + — If you invest $500, you will receive a T-Shirt.

$1,000 + — If you invest $1,000, you will receive Crooru Hat and T-Shirt.

$5,000 + — If you invest $5,000, you will receive all of the above plus a **"Care Ambassador"** plaque.

$10,000 + — If you invest $10,000, you will receive all of the above and an invitation to meet the Crooru Founding Team in Orange County, CA. (Does not include accommodation/airfare).

$25,000 +— If you invest $25,000, you will receive all of the above plus a **"Care Partner"** plaque.

$50,000+ — If you invest $50,000, you will receive all of the above, plus a ___VIP invitation___ to Dine with the Founding Team in Orange County, CA. (Does not include accommodation/airfare).

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Crooru Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 20 shares of Class A Common Stock at $5 / share, you will receive 2 Class A Common Stock bonus shares, meaning you'll own 22 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Crooru to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

CROORU Healthcare Staffing On Demand

How would you like to increase your profit and revenue by 10 to 30%? Introducing a new and revolutionary app that can address all of your caregiver staffing needs is now just a few clicks away.

Are you a home care agency in need of qualified care givers to staff clients needs and schedules? Or are you an assisted living or residential care facility that needs qualified CNA's or caregivers? Do you need a last minute caregiver to fill your open shifts this week?

At crooru we've made finding and hiring caregivers in your area for your exact care needs. Our fast and flexible platform allows you to post your job opening to our pool of verified and credentialed caregivers with just a click of a button. So how exactly does crooru work? Well, it's simple.

All you need to do is log onto the platform. One post a shift. Two, screen vetted caregivers and sort by distance. Three, confirm and book. Four, access the caregivers HR vault for all their HR docks keeping your records in compliance. Five, and just like that you've filled your shift.

What's more, every single caregiver on the crooru platform has passed through a thorough verification process thus insuring that your home care agency only hires qualified care givers. Each caregiver must have their ID, insurance, TB Test, First Aid, CPR and LiveScan background checked and registered as a home care aid with the state's registry, thus keeping your files in compliance.

Crooru takes away the stress and hassle involved in finding caregivers and helps caregiving agencies be more efficient and reliable by accessing trusted caregivers on demand. Crooru will save you countless hours going through your career roster and finding find you the staff you need whenever and wherever it may be on demand. Visit crooru.com today to sign up and get ready to hire ready, available caregivers for your shifts today. Crooru Caregivers on Demand.

CROORU Caregiver App – Jobs On Demand

Crooru, caregiving jobs on demand.

Have you been struggling? Working multiple jobs as a caregiver just to make ends meet? Are you tired of visiting different agencies, going to interviews only to end up not getting the shifts you need? How does being in control of your time, earnings, and future sound? The ability to work whenever and wherever you want all at your fingertips? Sound like something you'd like? Well, say hello to Crooru. With Crooru now it's possible to earn more and book shifts that match your schedule. Work as little or as much as you want. It's as easy as a few taps on the Crooru app.

How does Crooru work? Simple. One, sign up and set your availability schedule. Only work when it works for you. Two, receive job notifications of posted shifts from employers. Three, talk to the employer. You can even do virtual interviews and send messages all within the app. Four,

accept the shift. Five, get onboarded. Get hired quickly and seamlessly by sending your HR docs directly from the app to the hiring agency. No more faxing, emailing, or going into the office just to submit your credentials. You can keep all your important documents in the Crooru HR vault. Six, and just like that you're on your way to the shifts that suit your schedule.

So, why wait? Join Crooru and find shifts in your area today. Visit crooru.com right now to learn more.

Crooru, caregiving jobs on demand.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

A0796057

3981821

ʳ FILED
Secretary of State
State of California

)W   MAR 27 2017

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
CROORU CORPORATION,
a California Corporation

The undersigned, Wilson V. Encarnacion and Marie F. Encarnacion, hereby certify that:

ONE: They are the duly elected and acting President and Secretary, respectively, of Crooru Corporation, a California corporation (the "Corporation"); and

TWO: The Articles of Incorporation of the Corporation shall be amended and restated to read in full as follows:

"ARTICLE I

The name of this corporation is Crooru Corporation.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

A. Classes of Stock

This corporation is authorized to issue three classes of stock to be designated, respectively, "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The Class A Common Stock and Class B Common Stock are hereinafter referred to collectively as "Common Stock." The total number of shares of stock that the corporation is authorized to issue is Three Million One Hundred Thousand (3,100,000) shares. Two Million (2,000,000) shares shall be Class A Common Stock, par value $.0001 per share, One Million (1,000,000) shares shall be Class B Common Stock, par value $.0001 per share, and One Hundred Thousand (100,000) shares shall be Preferred Stock, par value $.0001 per share.

B. Common Stock

The Board of Directors of the corporation may authorize the issuance of shares of Class A Common Stock and shares of Class B Common Stock from time to time. Shares of Common Stock that are redeemed, purchased or otherwise acquired by the corporation may be reissued except as otherwise provided by law.

1. Dividends and Distributions. Subject to the preferences applicable to Preferred Stock outstanding at any time, the holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall be entitled to receive such dividends, payable in cash or otherwise, as may be declared thereon by the Board of Directors from time to time out of assets or funds of the corporation legally available

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therefor, *provided* that the holders of shares of Class A Common Stock and shares of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends, subject to the limitations described below. If dividends or other distributions are declared that are payable in shares of Class A Common Stock or shares of Class B Common Stock, including distributions pursuant to stock subdivisions or combinations of Class A Common Stock or Class B Common Stock, only shares of Class A Common Stock shall be distributed with respect to Class A Common Stock and only shares of Class B Common Stock shall be distributed with respect to Class B Common Stock, unless the Board of Directors of the corporation determines in its discretion that it is more desirable to distribute shares of Class A Common Stock with respect to Class B Common Stock, in which case shares of Class A Common Stock shall be distributed with respect to Class B Common Stock, *provided* that the number of shares of Class A Common Stock that shall be distributed with respect to Class B Common Stock shall be equal to the number of shares of Class B Common Stock that otherwise would have been distributed. If the corporation shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such series of Common Stock shall be proportionately subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be, which have been subdivided or combined. Subject to the prior rights of holders of all classes of stock at that time outstanding having prior rights as to liquidation, upon a liquidation, dissolution or winding up of the corporation, the assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the amount of such stock owned by each such holder.

2. Voting Rights. The holders of shares of Class A Common Stock and of Class B Common Stock shall have the following voting rights:

(a) Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote on all matters submitted to a vote of the shareholders of the corporation.

(b) Each share of Class B Common Stock shall entitle the holder thereof to ten (10) votes on all matters submitted to a vote of the shareholders of the corporation.

(c) The holders of shares of Class A Common Stock and the holders of shares of Class B Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the corporation, except (i) as otherwise required by applicable law; and (ii) in the case of a proposed issuance of shares of Class B Common Stock, which issuance shall require the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock voting separately as a class; *provided, however,* that such approval shall not be required if the proposed issuance of Class B Common Stock has been approved by at least two-thirds (2/3) of the members of the Board of Directors then in office.

3. Transfer of Class B Common Stock to Permitted Transferee.

(a) Except as provided in Section 3(b) or Section 4 of this Article III.B, no person holding shares of Class B Common Stock or any beneficial interest therein (a "Class B Holder") may voluntarily or involuntarily transfer (including without limitation the power to vote such shares of Class B Common Stock by proxy or otherwise except for proxies given to any Permitted Transferee of the Class B Holder), sell, assign, devise or bequeath any of such Class B Holder's interest in his Class B Common Stock, and the corporation and the transfer agent for the Class B Common Stock, if any (the "Transfer Agent"), shall not register the transfer of such shares of Class B Common Stock, whether by sale, grant of proxy, assignment, gift, devise, bequest, appointment or otherwise, except to a "Permitted Transferee" of such

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Class B Holder, which term shall include the corporation and shall have the following additional meanings in the following cases:

(i) In the case of a Class B Holder who is a natural person holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means: (a) the spouse of such Class B Holder (the "Spouse"); (b) a lineal descendant, or the spouse of such lineal descendant (collectively, "Descendants"), of such Class B Holder or of the Spouse; (c) the trustee of a trust (including a voting trust) for the benefit of such Class B Holder, the Spouse, other Descendants, or an organization contributions to which are deductible for federal income, estate or gift tax purposes (a "Charitable Organization"), and for the benefit of no other person; *provided* that such trust may grant a general or special power of appointment to the Spouse or to the Descendants and may permit trust assets to be used to pay taxes, legacies and other obligations of the trust or of the estate of such Class B Holder payable by reason of the death of such Class B Holder or the death of the Spouse or a Descendant, and that such trust (subject to the grant of a power of appointment as provided above) must prohibit transfer of shares of Class B Common Stock or a beneficial interest therein to persons other than Permitted Transferees as defined in subparagraph (ii) of this Section 3(a) (a "Trust"); (d) a Charitable Organization established by such Class B Holder or a Descendant; (e) a corporation all of the outstanding capital stock of which is owned by, or a partnership all of the partners of which are, or a limited liability company all of the members of which are, such Class B Holder, his or her Spouse, his or her Descendants, any Permitted Transferee of the Class B Holder and/or any other Class B Holder or its Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a), *provided* that if any share (or any interest in any share) of capital stock of such a corporation (or of any survivor of a merger or consolidation of such corporation), or any partnership interest in such a partnership, or any membership interest in such a limited liability company, is acquired by any person who is not within such class of persons, all shares of Class B Common Stock then held by such corporation, partnership, or limited liability company, as the case may be, shall be deemed without further act on anyone's part to be converted into shares of Class A Common Stock and stock certificates formerly representing such shares of Class B Common Stock shall thereupon and thereafter be deemed to represent the like number of shares of Class A Common Stock in the manner set forth in Section 4(b) of this Article III.B; (f) another Class B Holder or such Class B Holder's Permitted Transferee determined pursuant to this subparagraph (i) of this Section 3(a); and (g) in the event of the death of such Class B Holder, such Class B Holder's estate.

(ii) In the case of a Class B Holder holding the shares of Class B Common Stock in question as trustee of a Trust, "Permitted Transferee" means: (a) any participant in or beneficiary of such Trust, or the person who transferred such shares of Class B Common Stock to such Trust, and (b) a Permitted Transferee of any such person or persons determined pursuant to subparagraph (i) of this Section 3(a).

(iii) In the case of a Class B Holder that is a partnership holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any partner of such partnership, provided that such partner was a partner in the partnership at the time it first became a Class B Holder, or any Permitted Transferee of such partner determined pursuant to subparagraph (i) of this Section 3(a).

(iv) In the case of a Class B Holder that is a corporation, other than a Charitable Organization described in clause (d) of subparagraph (i) of this Section 3(a), holding record and beneficial ownership of the shares of Class B Common Stock in question (a "Corporate Holder"), "Permitted Transferee" means (a) any shareholder of such Corporate Holder, provided that such shareholder was a shareholder of the Corporate Holder at the time it first became a Class B Holder, or any Permitted Transferee of any such shareholder determined pursuant to subparagraph (i) of this Section 3(a); and (b) the survivor (the

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"Survivor") of a merger or consolidation of such Corporate Holder, so long as such Survivor is controlled, directly or indirectly, by those shareholders of the Corporate Holder who were shareholders of the Corporate Holder at the time the Corporate Holder first became a Class B Holder or any Permitted Transferees of such shareholders determined pursuant to subparagraph (i) of this Section 3(a).

(v) In the case of a Class B Holder that is a limited liability company holding record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means any member of such limited liability company, provided that such member was a member in the limited liability company at the time it first became a Class B Holder, or any Permitted Transferee of such member determined pursuant to subparagraph (i) of this Section 3(a).

(vi) In the case of a Class B Holder that is the estate of a deceased Class B Holder, or that is the estate of a bankrupt or insolvent Class B Holder, and provided such deceased, bankrupt or insolvent Class B Holder, as the case may be, held record and beneficial ownership of the shares of Class B Common Stock in question, "Permitted Transferee" means a Permitted Transferee of such deceased, bankrupt or insolvent Class B Holder as determined pursuant to subparagraphs (i), (iii), (iv) or (v) of this Section 3(a), as the case may be.

(vii) In the case of any Class B Holder who desires to make a bona fide gift, "Permitted Transferee" means any other Class B Holder or its Permitted Transferee determined pursuant to subparagraph (i) of this Section 3(a).

(viii) In the case of any Class B Holder, "Permitted Transferee" means any person or entity that will hold record (but not beneficial) ownership of the shares of Class B Stock in question as nominee for the Class B Holder or its Permitted Transferee determined pursuant to subparagraph (i), (iii), (iv) or (v) of this Section 3(a), as the case may be.

(b) Notwithstanding anything to the contrary set forth herein, any Class B Holder may pledge such holder's shares of Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares shall not be transferred to, registered in the name of or voted by the pledgee and shall remain subject to this Section 3. In the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Permitted Transferee of the pledgor or converted into shares of Class A Common Stock, as the pledgee may elect.

(c) For purposes of this Section 3:

(i) The relationship of any person that is derived by or through legal adoption shall be considered a natural relationship.

(ii) Each joint owner of shares (if a Permitted Transferee) or owner of a community property interest in shares (if a Permitted Transferee) of Class B Common Stock shall be considered a "Class B Holder" of such shares.

(iii) A minor for whom shares of Class B Common Stock are held pursuant to a Uniform Transfer to Minors Act or similar law shall be considered a Class B Holder of such shares.

(iv) Unless otherwise specified, the term "person" means and includes natural persons, corporations, partnerships, limited liability companies, unincorporated associations, firms, joint ventures, trusts and all other entities.

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(v) The conversion of Class B Common Stock into securities of another corporation in connection with a merger effected for the purpose of reincorporating the corporation in another state shall not constitute a transfer of such Class B Common Stock.

(d) Except as otherwise provided in Section 4(b), any purported transfer of shares of Class B Common Stock not permitted hereunder shall be void and of no effect, and the purported transferee shall have no rights as a shareholder of the corporation and no other rights against or with respect to the corporation. The corporation may, as a condition to the transfer or the registration of transfer of shares of Class B Common Stock to a purported Permitted Transferee, require the furnishing of such affidavits or other proof as it deems necessary to establish that such transferee is a Permitted Transferee. The corporation may require that each certificate representing shares of Class B Common Stock shall be endorsed with a legend that states that shares of Class B Common Stock are not transferable other than to certain transferees and are subject to certain restrictions as set forth in the Articles of Incorporation filed by the corporation with the Secretary of State of the State of California.

4. Transfer of Class B Common Stock to Person Other than Permitted Transferee; Conversion and Exchange of Class B Common Stock.

(a) Each share of Class B Common Stock, at the option of its holder, may at any time be converted into one (1) fully paid and nonassessable share of Class A Common Stock. Such right shall be exercised by the surrender of the certificate representing such share of Class B Common Stock to be converted to the corporation at any time during normal business hours at the principal executive offices of the corporation, accompanied by a written notice of the election by the holder thereof to convert and (if so required by the corporation) by instruments of transfer, in form satisfactory to the corporation, duly executed by such holder or such holder's duly authorized attorney, and transfer tax stamps or funds therefor, if required pursuant to Section 4(e).

(b) If the beneficial ownership (as determined under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended) of any share or any interest in any share of Class B Common Stock changes, voluntarily or involuntarily, such that each new beneficial owner of such share is not a "Permitted Transferee" (as defined in Section 3(a) of this Article III.B) of the beneficial owner of such share of Class B Common Stock immediately prior to such change in beneficial ownership, then each such share shall thereupon be converted automatically into one (1) fully paid and nonassessable share of Class A Common Stock. The Secretary of the corporation shall determine whether a change in beneficial ownership requires conversion under this paragraph. Upon making such determination, the Secretary of the corporation shall promptly request of the holder of record of each such share that each such holder promptly deliver, and each such holder shall promptly deliver, the certificate representing each such share to the corporation for documentation of such conversion, together with instruments of transfer, in form satisfactory to the corporation and Transfer Agent, duly executed by such holder or such holder's duly authorized attorney, and together with transfer tax stamps or funds therefor, if required pursuant to Section 4(e) of this Article III.B.

(c) As promptly as practicable following the surrender for conversion of a certificate representing shares of Class B Common Stock in the manner provided in paragraphs (a) or (b), as applicable, of this Section 4 and the payment in cash of any amount required by the provisions of Section 4(e) of this Article III.B, the corporation will deliver or cause to be delivered to or upon the written order of the holder of such certificate, a certificate or certificates representing the number of full shares of Class A Common Stock issuable upon such conversion, issued in such name or names as such holder may direct. In the case of a conversion under Section 4(a) of this Article III.B, such conversion shall be deemed to have been made immediately prior to the close of business on the date of the surrender of the certificate

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representing shares of Class B Common Stock. In the case of a conversion under Section 4(b), such conversion shall be deemed to have been made on the date that the beneficial ownership of such share has changed as set forth in Section 4(b). Upon the date any conversion under Section 4(a) is made, all rights of the holder of such shares as such holder shall cease, and the person or persons in whose name or names the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock; *provided, however*, that any such surrender and payment on any date when the stock transfer books of the corporation shall be closed shall constitute the person or persons in whose name or names the certificate or certificates representing shares of Class A Common Stock are to be issued as the record holder or holders thereof for all purposes immediately prior to the close of business on the next succeeding day on which stock transfer books are open. Upon the date any conversion under Section 4(b) is made, all rights of the holder of such share as such holder shall cease, and the new beneficial owner or owners of such shares shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock.

(d) The corporation covenants that it will at all times reserve and keep available, solely for the purpose of issue upon conversion of the outstanding shares of Class B Common Stock, such number of shares of Class A Common Stock as shall be issuable upon the conversion of all such outstanding shares of Class B Common Stock. The corporation covenants that all shares of Class A Common Stock that shall be issued upon conversion of the shares of fully paid and nonassessable Class B Common Stock will, upon issue, be fully paid and nonassessable.

(e) The issuance of certificates for shares of Class A Common Stock upon conversion of shares of Class B Common Stock shall be made without charge for any stamp or other similar tax in respect of such issuance. However, if any such certificate is to be issued in a name other than that of the holder of the share or shares of Class B Common Stock converted, then the person or persons requesting the issuance thereof shall pay to the corporation the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the satisfaction of the corporation that such tax has been paid.

5. Redemption. The Common Stock is not redeemable.

6. Repurchase of Shares. In connection with repurchases by this corporation of its Common Stock pursuant to agreements with certain of the holders thereof, Sections 502 and 503 of the California Corporations Code shall not apply in whole or in part with respect to such repurchases.

C. Preferred Stock.

The Preferred Stock authorized by these Articles of Incorporation may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights that may be granted to the Preferred Stock or any series thereof in Certificates of Determination or the corporation's Articles of Incorporation ("Protective Provisions"), but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such series may be subordinated to, *pari passu* with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock. Subject to compliance with applicable Protective Provisions, the Board of Directors is also authorized to

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increase or decrease the number of shares of any series, prior or subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolutions originally fixing the number of shares of such series.

ARTICLE IV

A. The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

B. This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with the agents, vote of shareholders or disinterested directors, or otherwise in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

C. Any repeal or modification of any provision of this Article IV shall only be prospective and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification."

THREE: The foregoing Restated Articles of Incorporation have been duly approved by the Board of Directors of the Corporation.

FOUR: The Corporation has issued no shares.

The undersigned further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of their own knowledge.

Executed this __24th__ day of March, 2017 in Ladera Ranch, California.



Wilson V. Encarnacion, President



Marie F. Encarnacion, Secretary

4393344v1 / 444010.0000



I hereby certify that the foregoing transcript of 7 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

APR 0 7 2017 ALX

Date:

ALEX PADILLA, Secretary of State